UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

Commission File Number: 001-39957

NEWCELX LTD.

(Translation of registrant’s name into English)

Hohstrasse 1, 8302 Kloten

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

CONTENTS

On June 30, 2026, NewcelX Ltd. (the “Company”) convened its Annual General Shareholders’ Meeting (the “Meeting”). At the Meeting, the Company’s shareholders approved each of the proposals brought before the Meeting in accordance with the majority required for each proposal.

Each of the proposals was described in the Notice and Invitation with respect to the Meeting, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the Securities and Exchange Commission on June 5, 2026.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-282788, 333-268690, 333-269220, 333-295770 and 333-284811), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewcelX Ltd.

Date: June 30, 2026	By:	/s/ Ronen Twito
		Name:	Ronen Twito
		Title:	Chief Executive Officer

2